Exhibit 99.1

2017-07-07

PRESS RELEASE

Oasmia Pharmaceutical AB (publ) announces result of the rights issue

Uppsala, Sweden July 7, 2017 – The subscription period for Oasmia Pharmaceutical AB’s (publ) (“Oasmia” or the “Company”) rights issue ended on July 5, 2017. The result of the rights issue shows that 23,517,699 shares, representing approximately 46.6 per cent of the shares offered, were subscribed for by the exercise of subscription rights. Additionally, subscription forms corresponding to 2,073,805 shares, representing approximately 4.1 per cent of the shares offered, have been received for subscription without preferential rights. The remaining 24,847,762 shares, representing approximately 49.3 per cent of the shares offered, will be allotted to those who have committed to subscribe and pay for any remaining part of the right issue, in accordance with the underwriting agreements entered into with the Company. The issue amount in the rights issue, which accordingly is fully subscribed, amounts to in total approximately SEK 164 million (before transaction related costs).

Those who have subscribed for shares without preferential rights will be allotted shares according to the principles outlined in the prospectus which was published on June 19, 2017. Only those who are allotted shares will be notified.

Through the rights issue, Oasmia’s share capital increases by SEK 5,043,926.60 to SEK 17,653,743.20. The number of shares increases by 50,439,266 to 176,537,432.

The last day for trading in paid subscribed shares (BTA) on Nasdaq Stockholm is expected to be July 21, 2017. The new shares subscribed for by the exercise of preferential rights are expected to be admitted to trading on Nasdaq Stockholm on July 27, 2017 and the new shares which has been subscribed for without preferential rights are expected to be admitted to trading around August 2, 2017.

Advisors

Remium Nordic AB is financial advisor in connection with the Rights issue and Aktieinvest FK AB is the issue house.

For more information, please contact:

Julian Aleksov, Executive Chairman

Tel : +4618 – 50 54 40

E-mail: julian.aleksov@oasmia.com

About Oasmia Pharmaceutical AB

Oasmia Pharmaceutical AB develops, manufactures, markets and sells new generations of drugs in the field of human and veterinary oncology. The company’s product development aims to create and manufacture novel nanoparticle formulations and drug-delivery systems based on well-established cytostatics which, in comparison with current alternatives, show improved properties, reduced side-effects, and expanded applications. The company’s product development is based on its proprietary in-house research and company patents. Oasmia is listed on NASDAQ Capital Markets (OASM.US), Frankfurt Stock Exchange (OMAX.GR, ISIN SE0000722365) and NASDAQ Stockholm (OASM.ST).

Important information

This press release does not constitute or form part of a solicitation or an offer to purchase, sell, subscribe for, or in any other way trade in shares, subscription rights or other securities in Oasmia. The invitation to affected persons to subscribe for shares in Oasmia has only been carried out through the prospectus that the Company published on 19 June 2017. This press release has not been approved by any regulatory authority and is not a prospectus.

The publication or distribution of this press release may in certain jurisdictions be subject to restrictions in accordance with relevant laws and persons in the jurisdictions where this press release has been published or distributed shall inform themselves of, and follow, such restrictions.

This press release may not be published or distributed, directly or indirectly, in or to, Australia, Hong Kong, Japan, Canada, New Zeeland, Singapore, South Africa or the USA or any other country where the offer or sale of subscription rights, subscribed and paid for shares or new shares, is not allowed, wholly or partially is subject to legal restrictions or where such measure would entail a requirement for an additional prospectus, other offer documentation, registrations or other measures. The information in this press release may not be forwarded, reproduced or displayed in a way that is contrary to such restrictions. The omission to abide by this instruction may constitute an offence against the United States Securities Act 1933 or applicable laws in other jurisdictions.

No subscription rights, subscribed and paid for shares or new shares, may be offered, sold, resold, transferred, delivered or distributed, directly or indirectly, in to, or within, the USA or on behalf of any such person, except in accordance with an exception from, or in a transaction which is not subject to, registration requirements in accordance with the Securities Act as well as in accordance with applicable securities regulation in the relevant state or jurisdiction in the USA.

Forward-looking statements

This press release contains various forward-looking statements that reflect the Company’s current views with respect to future events and financial and operational performance, including statements concerning the Rights Issue as well as statements concerning plans, future prospects and strategies. The forward-looking statements are identified by terminology including, but not limited to, terms such as “intends”, “assessed”, “expect”, “believe”, “assume”, “may” or other variations on such terms or comparable terminology which entails indications or predictions on future development or trends, and which are not based on historical facts, are forward-looking statements. Although the Company believes that the statements are based on reasonable assumptions and expectations, there can be no assurance that these forward-looking statements will materialize. Since these forward-looking statements include known and unknown risks as well as other factors which are insecure, the actual outcome may significantly deviate from what is stated in such forward-looking statements. These forward-looking statements are only valid at the date of publication of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise, except as is required in accordance with applicable laws or other securities regulations.

Information is also available at www.oasmia.com www.nasdaqomxnordic.com www.boerse-frankfurt.de twitter.com/oasmia

This information is such that Oasmia Pharmaceutical AB (publ) is obliged to disclose under the EU Market Abuse Regulation (MAR). The information was submitted for publication, through the agency of the contact person set out above, at 10.05 PM CET on 7 July 2017.